UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Conseco, Inc.
   11825 North Pennsylvania Street
   Carmel, IN  46032
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tritel, Inc.
   TTEL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
 Class A Common Stock      |12/13/|C   | |21,188,708.55     |A  |$0         |21,188,708.55      |I     |(1)                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
 Class D Common Stock |$0      |12/13|C   | |1,433,619.0|A  |(2)  |     |Class A or C|1,433,6|$0     |1,433,619.07|I  |(1)         |
                      |        |/99  |    | |7          |   |     |     |lass B Commo|19.07  |       |            |   |            |
                      |        |     |    | |           |   |     |     |n Stock     |       |       |            |   |            |
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 Series C Preferred St|(3)     |12/13|C   | |53,220     |D  |Immed|     |Class A and |53,220 |$0     |0           |I  |(1)         |
ock                   |        |/99  |    | |           |   |.    |     |Class D Comm|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) It is the parent corporation of CIHC, Incorporated, the direct owner of the stock
(2) The Class D Common Stock is convertible into Class A or Class B Common Stock at the option of the holder and upon the consent of the FCC.
(3) Each share of Series C Preferred Stock converted to an aggregate of 425 shares of Class A and Class D Common Stock.
SIGNATURE OF REPORTING PERSON
Rollin M. Dick, Executive Vice President
DATE
January 10, 2000